Exhibit 99.13

CONSENT OF EXPERT

I, Ray Moores, P.E. of Western Water Consultants Inc., dba, WWC Engineering, am one of the authors of the technical report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021 (the “Technical Report”).

I hereby consent to being named in enCore Energy Corp.’s (the “Company”) Annual Report on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2023, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports and use of my name in the 40-F and the Company’s Registration Statements on Form F-10 (Nos. 333-269428 and 333-272609, the “F-10s”) and on Form S-8 (No. 333-273173, the “S-8”). This consent extends to any amendments to the 40-F or to the F-10s or S-8.

Dated March 28, 2024

By:	/s/ Ray Moores
Name:	Ray Moores, P.E.